SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Progress Energy, Inc.	0001094093
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form U-1/A (Exhibits D-3 and D-5)	File No. 70-10035
Electronic Report, Schedule or Registration	SEC File Number, if available

Statement of Which the Documents Are A Part (give period of report)

____

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City _______, State of ___________, _________, 2003.

____
(Registrant)

By: ....
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on August 27, 2003, that the information set forth in this statement is true and complete.

By: ....
Andrew F. MacDonald

Counsel for Progress Energy, Inc.

_ IATE OF NORTH CAROLINA
UTILITIES COMMISSION
RALEIGH

DOCKET NO. G-44, SUB 0

BEFORE THE NORTH CAROLINA UTILITIES COMMISSION

In the Matter of Joint Application of Albemarle Pamlico Economic Development Corporation and Carolina Power & Light Company for a Certificate of Public Convenience and Necessity to Operate as a Local Distribution Natural Gas Company in the 14 Unserved Counties in Eastern North Carolina, the Exclusive Franchises to Provide Natural Gas Service to these Counties, and Natural Gas Bond Funds to Pay for the Uneconomic Portion of the Project	ORDER GRANTING CERTIFICATE AND APPROVING USE OF BOND FUNDS

HEARD IN: Commission Hearing Room 2115, Dobbs Building, 430 North Salisbury Street, Raleigh, North Carolina, on Wednesday, April 12, 2000, at 9:30 a.m.

BEFORE: Chair Jo Anne Sanford, Presiding, and Commissioners Ralph A. Hunt, Judy Hunt, William R. Pittman, J. Richard Conder, and Sam J. Ervin, IV

APPEARANCES:

For Albemarle Pamlico Economic Development Corporation:

Thomas P. Nash, IV, Trimpi, Nash, & Harmon, 200 N. Water Street, Elizabeth City, North Carolina 27909

For Carolina Power & Light Company and Eastern North Carolina Natural Gas Company, LLC:

Bentina Chisolm, Associate General Counsel, Post Office Box 1551, Raleigh, North Carolina 27602

For North Carolina Electric Membership Corporation:

Thomas K. Austin, Associate General Counsel, 3400 Summer Boulevard, Raleigh, North Carolina 27616

For Weyerhaeuser Corporation:

Benjamin R. Kuhn, Kilpatrick Stockton, 3737 Glenwood Avenue, Raleigh,

North Carolina 27612

For the Using and Consuming Public:

Gisele L. Rankin, Staff Attorney, Public Staff-North Carolina Utilities Commission, Post Office Box 29520, Raleigh, North Carolina 27626- 0520

BY THE COMMISSION: On August 10, 1999, Carolina Power & Light Company (CP&L) and the Albemarle Pamlico Economic Development Corporation (APEC) filed a letter of intent to seek natural gas bond funds to extend natural gas service to 14 counties in Eastern North Carolina. The Commission issued an order scheduling proceedings on the letter of intent.

On October 26, 1999, CP&L and APEC filed an application requesting (1) a certificate of public convenience and necessity to own and/or operate natural gas facilities as a public utility in the counties of Currituck, Camden, Pasquotank, Gates, Perquimans, Chowan, Washington, Tyrrell, Dare, Hyde, Pamlico, Jones, Carteret and Pender; (2) the exclusive franchises to provide natural gas service in these counties; and (3) sufficient natural gas bond funds to pay for the uneconomic portion of a proposed project to serve these 14 unserved counties. The testimony of Robert F. Caldwell and Jimmie Dixon was filed along with the application. As originally filed, the total cost of such a project was estimated to be $197.5 million, and its negative net present value (NPV) was estimated to be $186 million.

On December 6, 1999, the Commission issued an order scheduling the application for hearing in Raleigh on April 12, 2000. The order established a procedural schedule leading up to the hearing and required CP&L and APEC to provide public notice. Both the order and the notice provided that the April 12 hearing would only consider bond funds for the first phase of the proposed project, which would serve Currituck, Camden, Pasquotank, Gates, Perquimans, and Chowan Counties (hereinafter referred to as Phase One). CP&L filed the affidavits of publication on March 28, 2000.

By a petition dated December 16, 1999, Carolina Utility Customers Association, Inc. (CUCA), sought to intervene, which was allowed by the Commission. Weyerhaeuser Corporation (Weyerhaeuser), North Carolina Electric Membership Corporation, and Columbia Gas Transmission Corporation filed petitions to intervene on January 14, February 10, and February 15, 2000, respectively. These were allowed. The intervention of the Public Staff was noted pursuant to Commission Rule R1-19(e).

A motion to amend the application was filed on March 21, 2000, in order to substitute a limited liability company (LLC) as the applicant for both the certificate and the gas bond funds. The amended application indicated that the LLC, composed of APEC and CP&L as the only members, would be the sole owner of the certificate of public convenience and necessity and the sole applicant for gas bond funds. The LLC was subsequently identified as Eastern North Carolina Natural Gas Company, LLC (Eastern). The motion also sought to amend the application to revise certain calculations in order to estimate the total cost of the project at $203.1 million and the negative NPV at $195.6 million. The negative NPV of Phase One was estimated at $51.2 million.

On April 3, 2000, the Public Staff filed the joint testimony and exhibits of Eugene H. Curtis, Jr., Director, Natural Gas Division; Thomas W. Farmer, Jr., Director, Economic Research Division; and James G. Hoard, Supervisor, Natural Gas Section, Accounting Division. Weyerhaeuser filed the testimony of Carl W. West, on April 3, 2000.

CP&L filed a motion on April 3, 2000, for reconsideration of the Commission's order allowing CUCA to intervene, arguing that CUCA lacks standing in this proceeding. CUCA filed a response on April 5, 2000. On April 6, 2000, CP&L filed a response to CUCA's response. The Commission set CP&L's motion for reconsideration for oral argument and subsequently granted CP&L's motion and denied CUCA's petition to intervene.

CP&L filed a statement on April 5, 2000, clarifying that while the applicants were only asking the Commission to award them $51.2 million in gas bond funds at this time for the first phase of the project, they were requesting that the Commission reserve for their exclusive use an additional $144.4 million, for a total of $195.6 million.

On April 10, 2000, the joint rebuttal testimony of Robert F. Caldwell and John F. Hughes, Jr., was filed. Attached to that testimony were the executed agreement forming Eastern and the executed construction, operation and maintenance agreement between CP&L and Eastern.

The case was heard as scheduled on April 12, 2000. The motion to amend the application was allowed. Public witnesses included Norma Mills, General Counsel to Senator Marc Basnight, who delivered his comments for the record, and Representative William C. Owens, Jr., who represents Currituck, Camden, and Pasquotank Counties, and part of Perquimans County in the General Assembly.

Eastern presented the testimony of Robert F. Caldwell and John F. Hughes, Jr. Witness Hughes adopted the prefiled testimony of Jimmie Dixon. The Public Staff presented the testimony of Eugene H. Curtis, Jr., Thomas W. Farmer, and James G. Hoard as a panel. Without objection, Weyerhaeuser submitted the testimony of Carl W. West by an affidavit.

Based on the application and amended application, the testimony and exhibits received into evidence at the hearing, and the record as a whole, the Commission makes the following:

FINDINGS OF FACT

1. CP&L is an public utility under the laws of North Carolina generating, transmitting and distributing electric power in its service territory in North Carolina. In addition to other utility and non-utility businesses, CP&L owns North Carolina Natural Gas Corporation (NCNG), a natural gas public utility providing natural gas service to a number of counties in Eastern North Carolina.

2. APEC is a North Carolina non-member, non-profit, tax-exempt corporation created to encourage infrastructure and economic development in Eastern North Carolina, including the provision of natural gas service to the 14 counties in Eastern North Carolina that do not have any natural gas service at this time.

3. Eastern has been substituted as the applicant for both the certificate of public convenience and necessity and gas bond funds requested in this docket. Eastern is an LLC composed of CP&L and APEC as the only members. Eastern will be the sole owner of the certificate, the sole recipient of gas bond funds, and the exclusive provider of natural gas service in the 14 counties.

4. CP&L should form a separate company no later than December 31, 2000, to hold its membership in Eastern, and the separate company's operations should be segregated from CP&L's

electric utility business and NCNG's natural gas utility business. Prompt implementation of adequate cost allocation and record keeping procedures by CP&L, CP&L's separate company, and Eastern is necessary to ensure adequate regulatory oversight of regulated operations and to ensure that costs are properly tracked.

5. Eastern requests a certificate of public convenience and necessity to own and/or operate natural gas facilities as a public utility in the counties of Currituck, Camden, Pasquotank, Perquimans, Chowan, Gates, Washington, Hyde, Tyrrell, Dare, Pamlico, Jones, Carteret and Pender. The Commission's order of December 6, 1999, scheduled a hearing on the request for a certificate for all 14 counties.

6. The county, municipal and business leaders of these 14 counties desire natural gas service and view the addition of natural gas infrastructure in their area as vital to economic growth. There is a need for natural gas service in the area. The extension of natural gas infrastructure into North Carolina's unserved counties has long been the focus of efforts by the General Assembly, the Commission and the Public Staff.

7. Eastern has the ability to contract for the installation of the proposed natural gas system, to maintain, repair and operate it reliably, to meet all safety requirements, to finance the system on reasonable terms, and to obtain adequate, reliable and reasonably priced interstate capacity and gas supplies. Eastern has met the Commission's standards for receiving a certificate of public convenience and necessity.

8. It is in the public interest for Eastern to construct, own, and operate, or otherwise make arrangements for the construction and operation of, natural gas facilities to serve Currituck, Camden, Pasquotank, Gates, Perquimans, Chowan, Washington, Tyrrell, Dare, Hyde, Pamlico, Jones, Carteret and Pender Counties. Accordingly, Eastern should be granted a certificate of public convenience and necessity for the 14-county area and the exclusive right to provide natural gas service within these counties.

9. The Commission's order of December 6, 1999, provided that the April 12 hearing would consider the amount of gas bond funds to be approved for only Phase One of the proposed project, which involves the six northeastern counties of Currituck, Camden, Pasquotank, Gates, Perquimans, and Chowan. The appropriate amount of gas bond funds to be approved for the remaining eight counties not contained in Phase One is therefore beyond the scope of the present decision.

10. The six counties that are the subject of Phase One do not have any natural gas service and are "unserved areas" as that term is used in G.S. 62-2(9), G.S. 62-159, and Commission Rule R6-90.

11. Only economically infeasible projects can be approved for use of gas bond funds pursuant to G.S. 62-159, and an economically infeasible project is defined as one with a negative NPV. Phase One is economically infeasible in that additional funds are required in order for it to have an NPV of zero.

12. Phase One, as originally proposed, involved the construction of a 12-inch pipeline from Ahoskie to Colerain and then two miles across the Chowan River. Due to concerns about cost and environmental permitting delays, the Public Staff developed an alternative route. The Public Staff recommended that a ten-inch pipeline be constructed beginning at an interconnect with the 16-inch

pipeline owned by NCNG at Tunis and proceeding to Winton and then along Route 13/158 across the Chowan River into Gates County. The river crossing at Route 13/158 is approximately one-fourth of a mile wide. The alternative route costs approximately $2.2 million less than the route proposed by Eastern and has less potential for environmental delays.

13. The Public Staff recommended that the diameter of the steel pipe for the mainline between Smalls Crossroads and Elizabeth City should be reduced from Eastern's proposed ten inches to eight inches and that the mainline between Elizabeth City and Camden should be reduced from Eastern's proposed eight inches to six inches. Downsizing the mainline reduces construction costs by approximately $1.8 million. The Public Staff's recommended system design for Phase One provides adequate capacity to support economic development over the long-run to the areas of the six counties with the best prospects for economic development.

14. Project development costs of $1.1 million, including approximately $55,000 of legal and engineering costs incurred by APEC's predecessor organization, Albemarle Regional Energy Authority (AREA), are appropriately incorporated in the cost of constructing the system for purposes of determining the negative NPV of Phase One.

15. The estimated cost of constructing the transmission and distribution system for Phase One (excluding the cost of service attachments) as approved herein is $44.3 million. Including an additional $1.5 million for inflation and project development costs, the total cost of the natural gas infrastructure for Phase One is $45.8 million.

16. The NPV studies performed by Eastern and the Public Staff differ with respect to following assumptions: the inflation rate, how inflation is applied to cash flows, the tariff rates for residential service, the margins on deliveries to large users that use heavy oil as an alternative fuel, the conversion schedule for small customers, the discount rate, and the inclusion of APEC economic development costs.

17. The appropriate inflation rate to incorporate in the NPV study is 2.2%. The inflation rate of 2.2% should be applied to all cash flow items reflected in the NPV study as recommended by the Public Staff.

18. The tariff rates for residential service recommended by the Public Staff are reasonable and appropriate and should be incorporated into the NPV study.

19. The appropriate margin rate to reflect in the NPV study for large users that use heavy oil as an alternative fuel is $.35 per dekatherm.

20. The small customer conversion schedule recommended by Eastern is reasonable and should be incorporated into the NPV study.

21. The appropriate discount rate to utilize in the NPV study is 8.69%. The discount rate is based on a capital structure composed of 47% debt and 53% common equity with a cost rate of 8% for debt and a return on equity of 12.1%.

22. It is not appropriate to include any APEC economic development costs in the NPV study.

23. It is appropriate to waive the 75% limit on reimbursements in Commission Rule R6-92 (b) and to reimburse Eastern 100% of its actually incurred costs up to the negative NPV approved for Phase One. Construction activity should be carefully monitored to ensure that construction occurs in such a way that partial completion would still result in a fully functioning system.

24. Eastern and the Public Staff shall calculate the negative NPV of Phase One, and thus the amount of gas bond funds to be awarded, by incorporating the above decisions into a new NPV study, assuming that the bond proceeds will not be considered taxable income, and shall file the results thereof within five days. The Commission will issue a further order upon receipt of the results of the calculation, contingent only upon the issue of whether the bond funds will be taxable.

25. If the bond fund proceeds are considered taxable income, the negative NPV will be more than if they are not considered taxable. Eastern shall keep the Commission informed as to its progress in securing a private letter ruling from the IRS and shall file the ruling with the Commission upon receipt. A further order setting forth the final negative NPV and final gas bond award amount will be necessary after Eastern has filed the ruling.

26. The Purchased Gas.Adjustment Procedures (Rider A) proposed by Eastern, with the exception of the negotiated loss provisions, are appropriate and should be implemented. The initial fixed gas cost collection rates approved for Eastern in connection with Rider A are as follows:

Residential	$1.5605
Small General Service	$1.2025
Large General Service - Firm	$0.7033
Large General Service - Interruptible	$0.4893

27. Eastern shall not implement a Weather Normalization Adjustment mechanism at this time.

28. The Economic Variances Regulated Assets Procedures (Rider C) proposed by Eastern shall not be implemented. Instead, Eastern is authorized to defer the total amount of operations and maintenance (O&M) expenses incurred during the first eight years of operations or until the first rate case order, whichever occurs first, and the total amount of deferred O&M expenses for Phase One of the project is capped at $8 million. Interest shall be accrued on the account at the annual rate of 8.69%.

29. Eastern shall be encouraged to pursue an arrangement with Virginia Natural Gas Company (VNG). If Eastern is successful in entering into such an agreement, Eastern shall remit 75% of the margins above its incremental costs (including a reasonable return on investment) on such transactions to the State's gas bond fund for use on future natural gas expansion projects.

30. Eastern may file for approval to use bonds funds for the remaining phases of its proposed project after applying the above NPV decisions and submitting proof as to why its proposed routes and designs are most economical, including a new study of alternatives for providing natural gas service to the remaining Eastern counties. The Commission will evaluate such filings in

accordance with the proper view of the evidence submitted by all parties and the applicable law.

EVIDENCE AND CONCLUSIONS FOR FINDINGS OF FACT 1 AND 2

The evidence supporting these findings of fact is contained in the application and amended application and is uncontroverted.

EVIDENCE AND CONCLUSIONS FOR FINDING OF FACT 3

The evidence supporting this finding of fact is contained in the testimony and exhibits of Eastern witnesses Caldwell and Hughes (Eastern Panel) and in the testimony of Public Staff witnesses Curtis, Farmer, and Hoard (Public Staff Panel).

According to the rebuttal testimony and exhibits filed with the Commission on April 10, 2000, Eastern is an LLC that was formed on April 10, 2000, pursuant to the Limited Liability Company Agreement of Eastern North Carolina Natural Gas Company, LLC (Formation Agreement). CP&L and Eastern also entered into a contact entitled Construction, Operation and Maintenance Agreement By and Between CP&L and Eastern North Carolina Natural Gas Company, LLC (CO&M Agreement), dated April 10, 2000, which also was filed that same day. Pursuant to the CO&M Agreement, CP&L has agreed to construct and operate Eastern's proposed gas system. The Formation Agreement establishes the LLC that is seeking the certificate and bond funds in this proceeding. The sole members of Eastern that are identified in the Formation Agreement are CP&L and APEC. Thus, as a result of these agreements, CP&L has become a member of an LLC that will provide natural gas service to 14 counties in Eastern North Carolina, and it has committed to construct, operate and manage the system that will provide that service. CP&L is an electric utility certificated to provide retail electric service in parts of North and South Carolina. Although it owns NCNG, a local distribution company (LDC), CP&L itself does not presently hold a certificate to provide natural gas service.

EVIDENCE AND CONCLUSIONS FOR FINDING OF FACT 4

The evidence supporting this finding of fact is contained in the testimony of the Eastern Panel and in the testimony of the Public Staff Panel.

The Public Staff Panel testified that CP&L has not set up a separate company to hold its membership interest in the LLC and segregate this business activity from its electric utility business. It further testified that good business practices require that a separate company be formed to properly account for the business activities conducted pursuant to the Formation and CO&M Agreements. In addition, the Public Staff noted that the North Carolina LDCs have typically not participated directly in LLCs, such as those formed in connection with the Cardinal Pipeline and the Pine Needle LNG projects, but rather have formed separate subsidiaries to be the member. The Public Staff testified that formation by CP&L of a separate company would permit the business activities related to CP&L's participation in Eastern to be clearly segregated from CP&L's regulated electric operations, its regulated natural gas operations currently conducted by NCNG, and its various non-utility operations. The Public Staff Panel testified that such segregation should protect CP&L's electric ratepayers from any liability associated with CP&L's participation in the LLC. Segregation will facilitate adequate regulatory oversight of CP&L's regulated electric operations and NCNG's regulated natural gas operations. In addition, the Public Staff Panel testified that a separate company for this business activity will make it simpler to track costs and the financial records for the company will reflect the revenues it generates, the costs it incurs and any shared service costs attributable to it.

In rebuttal testimony, the Eastern Panel testified that it did not believe that formation of a separate subsidiary is necessary because, if CP&L were set up a separate subsidiary, the new subsidiary would be little more than a piece of paper on file with the North Carolina Secretary of State's office. The Eastern Panel further testified that CP&L has, is and will use proper cost tracking and cost allocation methodologies to account for all costs associated with its involvement in and with Eastern and that these same methodologies would be used if a separate subsidiary is created.

The Commission notes that in Docket Nos. E-2, Sub 753, P-708, Sub 5, and G-21, Sub 387, which involved a request for approval to transfer the ownership of CP&L, NCNG and Interpath Communications, Inc., to a holding company, CP&L argued that as it diversifies and its businesses grow, it is necessary to create greater separation between CP&L's businesses, its electric utility activities, its telecommunications activities, its natural gas activities, and its holding company activities. While the thrust of CP&L's arguments in that proceeding were to support the creation of a holding company, the same reasoning applies to the separation of one of CP&L's natural gas utility businesses from its electric utility business. Based on the foregoing, the Commission concludes that CP&L should form a separate company to hold its membership interest in Eastern and that this business activity should be segregated from its electric utility business. Such separation is essential to ensure that CP&L's electric accounts do not contain costs related to Eastern and that Eastern's accounts do not contain costs related to CP&L's retail electric operations. This is of utmost importance in the context of this proceeding to ensure that Eastern's requests for bond fund disbursements reflect accurate allocations and costs. Lack of adequate record keeping and cost allocation procedures could delay and complicate the reimbursement process. Therefore, CP&L, CP&L's new separate company holding its membership interest in Eastern, and Eastern shall ensure that adequate cost allocation and record keeping procedures are implemented.

Finally, the creation of a separate company will require amendments to the Formation Agreement and perhaps to the CO&M Agreement. In addition, the Commission notes that these agreements were executed and filed on April 10, 2000, two days before the hearing in this docket. Nothing in this Order shall be construed as approval of these contracts nor can this Order be construed as approval of any costs or arrangements for ratemaking purposes. The Commission expressly reserves the right to consider these agreements in future proceedings as appropriate.

EVIDENCE AND CONCLUSIONS FOR FINDINGS OF FACT 5-8

The evidence supporting these findings of fact is contained in the application and amended application, and in the testimony of Senator Basnight, Representative Owens, the Eastern Panel and the Public Staff Panel and is uncontroverted.

EVIDENCE AND CONCLUSIONS FOR FINDINGS OF FACT 9-11

The evidence supporting these findings of fact is contained in the testimony of the Eastern Panel and the Public Staff Panel.

Eastern indicated its intent to construct the proposed project in phases, beginning with Phase One serving the six counties in the northeastern corner of the State. The Commission, in its order dated December 6, 1999, scheduled a hearing on the request for a certificate for all 14 counties and the amount of gas bond funds to be awarded for Phase One of the proposed project. Based on the

Commission's order, the Public Staff did not perform a detailed investigation or provide testimony regarding the negative NPV of any subsequent phases of the project. The Commission concludes that any request for bond funds for phases subsequent to Phase One is beyond the scope of this proceeding.

The six counties in Phase One do not have any natural gas service and no party contests that they qualify as "unserved areas" within the meaning of G.S. 62-2(9), G.S. 62- 159, and Commission Rule R6-90. Under the terms of G.S. 62-159, only economically infeasible projects can be approved for use of gas bond funds. An economically infeasible project is defined as one with a negative NPV. It is uncontested in this proceeding that Phase One is economically infeasible in that additional funds are required in order for it to have an NPV of zero.

EVIDENCE AND CONCLUSIONS FOR FINDINGS OF FACT 12-15

The evidence supporting these findings of fact is contained in the application and amended application and in the testimony of the Eastern Panel and the Public Staff Panel.

Eastern proposes a project that will provide natural gas service to 14 unserved counties in Eastern North Carolina in five phases. Phase One, as proposed by Eastern, consists of approximately 157 miles of steel transmission pipeline and 74 miles of distribution mains. In its original application, Eastern proposed a pipeline that would originate at Transcontinental Gas Pipe Line Corporation's (Transco) delivery point in Ahoskie, North Carolina, and run easterly towards Colerain in Bertie County, then cross the Chowan River into Chowan County near Smalls Crossroads. The run from Ahoskie to Smalls Crossroads would consist of 12-inch steel pipe. From Smalls Crossroads, six- inch steel pipeline laterals would run northerly along Routes 32 and 37 to Gatesville and southerly along Route 32 to Edenton.

The mainline, as proposed by Eastern, would be a ten-inch steel pipeline that would continue easterly along State Road 1032 towards Hertford. At Hertford, the mainline would begin running along Route 17, cross the Perquimans River, and continue easterly to Elizabeth City. At Elizabeth City, six-inch steel pipeline laterals would run northwesterly along Route 17/158 and southeasterly along Route 34. The mainline, which would be reduced to an eight-inch steel pipeline after passing through Elizabeth City, would continue east across the Pasquotank River along Route 158 towards Camden, where the mainline would be reduced to a six-inch steel pipeline, and then on to Belcross. At Belcross, the mainline would continue along Route 168 terminating at Sligo. At Sligo, six- inch steel pipeline laterals would be extended northerly on Route 168 to Moyock and southerly on Route 168 to Maple. The proposed Phase One project also involves the installation of 388,400 feet of distribution mains in the six counties.

The Public Staff Panel testified that it had two concerns regarding Eastern's proposed route and design for Phase One of the project. One concern was that the route originally proposed by Eastern involves a two-mile crossing of the Chowan River at Colerain with a 12-inch pipeline. The Public Staff expressed concern that the original route proposed by Eastern could be susceptible to cost overruns and environmental permitting delays. The Public Staff, therefore, developed an alternative route and an estimate of its construction costs. The second concern related to the size of portions of the mainline. The Public Staff Panel recommended that the steel pipe diameter for the two segments of the mainline proposed by Eastern be reduced. The Public Staff Panel testified that downsizing the mainline would reduce construction costs by approximately $1.8 million and still provide adequate capacity to support economic development over the long-run to the areas of the six counties with the best prospects for economic development.

The following table summarizes the construction cost estimates provided by the parties. The source of the Eastern data is the amended application, Phase One NPV tab. The source of the Public Staff data is Public Staff Panel Exhibit 1.

Natural Gas Infrastructure for Phase One
Summary of Construction Cost Estimates

	Transmission System	Distribution System	Tot: Infrastr
Eastern proposal, amended application			
Estimated uninflated construction costs	$43,100,000	$5,100,000	$48.2
Uninflated system development costs	900,000	200,000	1.1
Subtotal	44,000,000	5,300,000	49.3
Inflation adjustment	390,000	80,000	4
Estimated cost of infrastructure -Eastern	44,390,000	5,380,000	49.7
Public Staff Adjustments			
Mainline reroute	(2,155,967)		(2.1
Mainline downsize	(1,772,968)		(1.7
Change in inflation adjustment	(47,437)	38,950	
Estimated cost of infrastructure - Public Staff	$40,413,628	$5,418,950	$45.8

The alternative route recommended by the Public Staff involves a ten-inch pipeline beginning at an interconnect with the 16-inch pipeline owned by NCNG at Tunis and proceeding northerly to Winton and then along Route 13/158 across the Chowan River into Gates County. The river crossing at Route 13/158 is approximately one-fourth of a mile wide. Once in Gates County, the pipeline would continue along Route 13/158 and then continue along Route 158 towards Gatesville. At Gatesville, the pipeline would continue along Route 37 south towards Smalls Crossroads. Beginning at Smalls Crossroads the pipeline would follow the same route as that proposed by Eastern.

The Public Staff Panel included in its construction cost estimate for the alternative route an additional 11 miles of ten-inch pipe to incorporate the impact on the NPV study of the charges NCNG would likely seek for interconnecting with its pipeline at Tunis. The Public Staff Panel testified that it presumed Eastern would pay NCNG a rate that reflects no more than Eastern's costs of constructing the facilities between Tunis and the Transco interconnect at Ahoskie. The alternative route (including the Ahoskie to Tunis facilities) for Phase One costs approximately $2.2 million less than the route proposed by Eastern and has less potential for delay due to environmental reasons. The Public Staff informed the Commission that while Route 13/158 may be widened within the next few years and the Department of Transportation's plans would need to be considered, the installation of the pipeline for the alternative route should not be affected.

The Public Staff Panel testified that project development costs of $1.1 million, including approximately $55,000 of legal and engineering costs incurred by APEC's predecessor organization, Albemarle Regional Energy Authority (AREA), have been incorporated in the cost of constructing the system as proposed by Eastern and that the AREA project development costs are a reasonable item to include in determining the appropriate amount of bond funds to be awarded for Phase One of the project.

The Eastern Panel agreed to the Phase One system design changes recommended by the Public Staff, except it indicated that if it were to build from Ahoskie rather than interconnect with NCNG, it would propose a 12-inch line. In addition, the Eastern Panel testified that the pipeline sizes may need to be increased to meet the needs of Virginia Natural Gas Company (VNG), assuming a contract can be reached. The Panel also testified, however, that VNG would be required to pay for the increased costs associated with any change to pipe sizing to meet their requirements. In addition, with regard to providing gas service to Phase Two, the Eastern Panel proposed that it construct either (1) an interconnect to NCNG on its Robersonville Line or (2) a 12-inch diameter pipeline directly from Ahoskie to Plymouth in Washington County. Eastern estimated that the Phase Two rerouting would reduce the cost of the 14-county project by $900,000. The Eastern Panel estimated $2,200,000 in savings for Phase One plus $900,000 for Phase Two, for a combined savings from the new route of $3,100,000.

The Commission concludes that the system design changes recommended by the Public Staff for Phase One are appropriate, but that Eastern should have the flexibility to increase the pipeline sizes, at its own cost, should a gas supply contract be reached with VNG. If Eastern is successful in entering into such an agreement with VNG, 75% of the margins above Eastern's incremental costs (including a reasonable return on investment) on such transactions shall be remitted to the State's gas bond fund for use on future gas expansion projects. Because the scope of this proceeding does not encompass an investigation of Phase Two of the project, Eastern's proposed Phase Two modifications will not be addressed at this time.

Based on the foregoing and the Commission's findings regarding inflation, the Commission concludes that the estimated cost of constructing the transmission and distribution system for Phase One (excluding the cost of service attachments) properly includable in the NPV study to determine the amount of gas bond funds to be awarded Eastern for Phase One is $44.3 million. Including an additional $1.5 million of costs for inflation and project development costs, the total cost of the natural gas infrastructure that should be reflected in the Phase One NPV study is $45.8 million.

EVIDENCE AND CONCLUSIONS FOR FINDINGS OF FACT 16-25

The evidence supporting these findings of fact is contained in the testimony of the Eastern Panel and the Public Staff Panel.

The Public Staff recommended that the Commission award Eastern $37,235,456 in gas bond funds for Phase One, as compared with Eastern's amended request of $44,200,000. In addition to the difference in the cost of the natural gas infrastructure, which has been addressed above, the NPV studies performed by Eastern and the Public Staff differ with respect to how inflation is reflected in the study, the appropriate tariff rates for residential service, the appropriate margins on deliveries to large users that utilize heavy oil as an alternative fuel, the conversion schedule for small customers, the appropriate NPV discount rate, and the inclusion of APEC economic development costs. The Commission will discuss these issues individually.

Inflation

The initial testimony of CP&L witness Caldwell assumed an inflation rate of 2.25% in CP&L and APEC's NPV study. In the amended application, the inflation rate was revised to 2.2%, but no support was provided. In its prefiled testimony, the Public Staff Panel concluded that the proper inflation rate for use in this docket was 2.2%. This rate was based on a forecasted compound average growth rate in the inflation rate for public utility structures for the period 2000 through 2024 from DRI's U.S. Economy, the 25-Year Focus, Summer 1999.

The Commission agrees with the consensus that the proper inflation rate for the NPV study is 2.2%. This rate reflects an estimated 24-year compound average growth rate to the year 2024 for public utility structures from DRI's long-range forecast. This approach has been used in all prior gas expansion cases, is based on sound reasoning and the best available projected information, and is appropriate for a 40-year NPV study. The Commission concludes that the proper inflation rate for use in this docket is 2.2%.

The Eastern Panel proposed in its rebuttal testimony that its inflation rate be applied to capital costs and operating and maintenance expenses, but that an inflation rate of 1.82% be applied to all margins, except industrial margins. No inflation was applied to large users' (industrial) margins. The Eastern Panel testified that inflating margins by the same percentage as expenses overstates the revenue that Eastern can expect to enjoy through future rate adjustments authorized by the Commission, which serves to penalize Eastern. According to the Eastern Panel, however, inflating margins by 1.82% exactly offsets the cost increases from inflation and restores margins to their Commission- authorized levels.

The Public Staff Panel recommended that inflation at the rate of 2.2% be applied to all cash flow items, i.e., all margins and all costs and expenses. The Public Staff Panel testified that this practice is consistent with standard procedures for NPV studies and previous Commission orders in gas expansion projects. Further, the application of the same inflation rate to all margins is consistent with the assumption of an inflation rate in the discount rate. The Public Staff Panel concluded that the net effect of Eastern's application of an inflation rate of only 1.82% on selected margins is to increase the amount of bond funds requested.

The Commission believes that Eastern's application of different inflation rates to various cash flow items is not proper. Eastern's approach is not consistent with previous orders of this Commission, and Eastern has not provided sufficient evidence to convince the Commission to change its position. Further, to the extent that an inflation rate has not been applied to all margins, the shortfall will come out of the bond funds. The Commission concludes that an inflation rate of 2.2% should be applied to all cash flow items included in the NPV study.

Tariff Rates for Residential Service

Eastern proposed in its amended application that the customer facilities charge for residential service be set at $7.26 per month and that the commodity charges be set at $7.15 per dekatherm (dt) for winter usage and $6.85 per dt for summer usage. The seasonal commodity charge rates equate to an average annual commodity charge (based upon a benchmark of $2.50 per dt) of approximately $7.08 per dt.

The Public Staff recommend that residential rates be increased by approximately $0.42 per dt to an average rate of $7.50 per dt and that the customer facilities charges be increased by $1.24 per month to $8.50 per month. The Public Staff Panel testified that these rates will be very competitive with the alternative fuels in the area and that the rates are comparable to the rates of the other North Carolina LDCs. The Public Staff further testified that the tariff rates for this start-up LDC should be low enough to compete with alternative fuels but high enough to generate margins sufficient to cover the cost of the service connection, the related operating costs, 100 feet of distribution main, and provide at least some net margin to the LDC. The Public Staff Panel concluded that the residential rates proposed by Eastern do not meet that standard and should be increased. The Public Staff Panel reasoned that if these rates are not increased, taxpayers will be required to subsidize the operating costs of Eastern's gas system in addition to the construction costs. The Eastern Panel responded in its rebuttal testimony that it would not object if the Commission orders Eastern to raise its proposed residential rates.

The Commission concludes that the tariff rates for residential service recommended by the Public Staff are reasonable and appropriate and should be incorporated in the NPV study. Based on the foregoing, the Commission concludes that the customer facilities charge for residential service should be set at $8.50 per month and that the commodity charges, based upon a benchmark of $2.50 per dt, should be set at $7.57 per dt for winter usage and $7.27 per dt for summer usage.

Margin Rate for Heavy Oil Users

The estimated margins on deliveries to large users are reflected in Eastern's NPV study net of the rate discounts that Eastern anticipates will be necessary to compete with alternative fuels. Eastern reflected margins (before deducting fixed gas costs) of $.25 per dt for potential interruptible heavy oil customers and $1.00 per dt for potential interruptible #2 oil customers, which equate to negotiations of $1.15 per dt for heavy oil customers and $0.40 per dt for interruptible #2 oil customers off the $1.40 per dt tariff rate. No discounts were anticipated by Eastern for interruptible and firm propane customers. The Public Staff Panel agreed with the margins reflected by Eastern for all large users, except those that use heavy oil. The Public Staff Panel testified, based on an analysis of alternative fuels, that the margin for heavy oil customers should be increased from $.25 per dt to $.35 per dt.

The Eastern Panel agreed that the $.35 per dt margin rate for heavy oil users used by the Public Staff in its NPV study reflected an accurate alternative fuel price. The Eastern Panel, however, testified that its proposed $.25 per dt margin rate for heavy oil users was intended to provide a $.10 per dt reduction as a specific incentive, primarily for economic development considerations (attracting new industry to the 14-county area), plus encouraging companies that are there now to sign up. Eastern acknowledged that such an incentive rate was not permissible under its proposed tariffs and that Commission approval would be required before it could offer such an incentive rate. Eastern also testified that, to the extent any revenues get added to the project that are not identified in the current NPV study, those revenues would improve the project.

The Commission concludes that the appropriate margin rate to reflect in the NPV study for large users that use heavy oil as an alternative fuel is $.35 per dt. Because the NPV study used to determine bond fund financing does not include any loads from either the expansion of current industrial entities or the subsequent location of new industrial entities, economic development rates for new customers are not relevant to the NPV study. Eastern may propose an economic development rate schedule in the future if it deems it necessary to attract new load, but it has not filed such a tariff as part of this application.

Small Customer Conversion Schedule

The Eastern Panel testified that its NPV study reflected conversions of homes and small businesses to natural gas over a 16-year period, as compared to the Public Staff's 10-year conversion schedule. The Public Staff Panel testified that, with the implementation of a moderately aggressive marketing effort, significant conversions to natural gas should occur during the first ten years Eastern is in operation. The Public Staff modified the conversion schedule for small customers and increased O&M expenses by $75,000 per year in years two and three to reflect the costs of such a marketing effort.

The Eastern Panel testified that the acceleration proposed by the Public Staff assumes that at least half of the ultimate customers in Phase One will convert at the beginning of year two. The Eastern Panel further testified that the Public Staff's conversion timetable is unrealistic and that it would be impossible for half of all Phase One customers to convert by the beginning of year two because Phase One will not be completed by that time. The Eastern Panel also explained that if the conversion does not occur as quickly as the Public Staff claims, rates will have to increase for small customers and that this increase would be in addition to the increase in residential rates already agreed to by Eastern. Eastern expects a slow conversion rate because of the newness of natural gas to the area and the cost of converting from other fuels to natural gas.

The Commission concludes that the conversion rate proposed by Eastern more realistically reflects anticipated conversions while not causing too much of an increased risk to rates. The Commission will adopt Eastern's small customer conversion schedule and, as a result, will not adopt the $75,000 increase in the budget for marketing proposed by the Public Staff.

Discount Rate

The initial testimony of CP&L witness Caldwell assumed a discount rate of 8.448916% in CP&L and APEC's NPV study. The explanation of and support for this rate was that the CP&L corporate weighted average cost of capital was used, which reflects the CP&L corporate standard for regulated investments. This discount rate included a 13% return on equity, which is .25% above CP&L's last Commission-approved return. In the amended application, the discount rate was revised to 8.717424%, apparently to reflect higher cost rates for debt and preferred stock. In its rebuttal testimony, Eastern proposed a discount rate of approximately 8.69%. This was based on its agreement with the Public Staff's recommendations on capital structure ratios and cost of debt, which were based on a representative LDC, but a higher return on equity than the 11.1% return recommended by the Public Staff. The Eastern Panel testified that its proposed 12.1% return on equity reflected the cost of equity for a newly formed, unique company with no customers in an area where growth can be expected to be slow, and whose rates and costs are based upon a myriad of assumptions. The Eastern Panel testified that Eastern believed that the vast majority of its proposed project is uneconomic, which makes it very risky, and that its proposed 12.1% return on equity reflects the higher risks of this new start-up company.

The Public Staff recommended a discount rate of 8.158364%, based on a capital structure composed of 47% debt at an interest rate of 8% and 53% common equity with a return on equity of 11.1%. The Public Staff Panel testified that its discount rate was derived from current market-based costs of capital for a representative LDC that could construct and operate the project. The Public Staff derived its cost of capital components from data for a representative group of 15 LDCs using data for the 24 LDCs that are covered in the Value Line Investment Survey, Standard Edition. From this group, nine companies were eliminated due to dividend reductions, merger activity, or organizational changes.

The Public Staff further testified that the debt cost was derived by adding an average of 30-year

A and BBB utility bond spreads to Treasuries to a forecast of 30-year Treasuries. The common equity cost rate was derived from a discounted cash flow (DCF) analysis performed on the representative group. Value Line 12-month forecasted dividend yields were averaged over the last six months for these companies. The average forecasted dividend yield for the representative group of companies is 5.2%. It was determined from historical and forecasted growth rates that a reasonable growth rate for the representative group was 5.9%. The combination of the 5.2% dividend yield and the 5.9% growth rate results in an 11.1% cost of common equity. The pre-tax interest coverage implied by the capital structure ratios and a 47% debt rate are consistent with a debt rating in the A range for an LDC.

The Commission finds Eastern's testimony on this issue persuasive. Eastern is unlike any other LDC in this State. Eastern is constructing a completely new natural gas distribution system into territory that is without natural gas service and where the projected load and expected revenues are minuscule compared to the cost of the project. There is no question but that this project is more risky than an existing, well-established, operating LDC with a customer base that generates revenues sufficient to cover the costs of the system. Based on the evidence presented on this issue, the Commission concludes that the appropriate discount rate to utilize in the NPV study is 8.69%. This discount rate is based on a capital structure composed of 47% debt and 53% common equity with a cost rate of 8% for debt and a return on equity of 12.1%.

APEC Economic Development Costs

Eastern reflected $400,000 of annual costs in the NPV study for APEC economic development costs beginning in year three. An amount of $250,000 is reflected for year two. Eastern stated that these proposed expenditures are for the promotion of commercial and industrial growth in the franchised area with hopes of reducing the area's prevailing unemployment rate and raising the existing property tax base. Section 4.11 of the LLC agreement states the following with regard to these costs:

> APEC Cost Reimbursement. Annually, APEC shall submit to the Company a budget and cash flow statement demonstrating APEC's total costs as well as a justification on an activity basis of those costs (to facilitate NCUC standards of prudency) equal to or less than the amount approved by the NCUC for inclusion in the Company's rates. Until January 1, 2005, unless changed in a general rate case proceeding, Company shall not pay APEC for any such costs in excess of the amount approved by the NCUC for inclusion in rates. Thereafter, such costs may increase by 2.5% a year and the Company shall pay APEC such costs. Provided however, the Company, with the vote of at least one CP&L Director, may approve payment to APEC in excess of the amount approved by the NCUC.

A proposed APEC budget was submitted with Eastern's rebuttal testimony.

The Public Staff Panel testified that consistent with past Commission practice, such costs should not be recovered through utility rates and that the computation of the amount of bond funds awarded in this proceeding should not incorporate such large payments for local economic development activities. The Public Staff Panel further testified that it had been advised by counsel that the intent of the legislature was for gas bond proceeds to be used to construct natural gas infrastructure and provide funds to cover the negative NPV of a project that includes that infrastructure and normal operations and maintenance expenses. The Panel suggested that such costs might more appropriately be addressed as an incentive program after the certificate has been awarded and outside of the gas bond context. Expected benefits, reporting requirements, accounting matters (expensing versus deferring costs), and other issues could be addressed at that time. The Public Staff Panel estimated that inclusion of these expenses in the NPV analysis would increase the amount of gas bond funds needed by approximately $4.5 million. The Public Staff also recommended that APEC might be funded through the increased tax revenues of the local governments in the franchised area.

The Commission agrees with the Public Staff that gas bond funds should not be utilized to fund APEC. APEC is a separate organization from the utility, its mission is broad, and its activities are more akin to local government activities than to utility activities. Further, the Commission recognizes that other options may be available for funding APEC. As recommended by the Public Staff, Eastern's gas operations will generate tax revenues for the local governments through property and gas taxes. The evidence indicates that the local governments in the Phase One area alone will receive approximately $300,000 in property taxes and gas tax revenues as a direct result of Eastern's investment in the region and gas deliveries to customers. When the project is expanded beyond these six counties, additional tax revenues will be generated which should easily exceed $400,000. The local governments could allocate a portion of the new tax revenues to APEC.

Waiver of 75% Progress Payment Rule

In their original application, CP&L and APEC requested that the Commission waive Commission Rule R6-92(b), which provides for reimbursement of only 75% of actual expenditures as progress payments, with the remainder of the negative NPV being paid at the final accounting. The Public Staff Panel testified that the rationale for the 75% progress payment rule was to ensure that a recipient of expansion funds has some of its own capital invested in the project, so as to provide it with an incentive to complete the project. Using the 75% progress payment provision would require more bond funds to compensate Eastern for the delay in reimbursement. Because full reimbursement earlier would save a significant amount of bond funds that could be used in other unserved counties, the Public Staff recommended that the Commission waive the progress payment provision and allow 100% reimbursement of actual expenditures from the beginning, up to the approved negative NPV. The Public Staff Panel recommended that construction activity be monitored carefully to ensure that partial completion would result in a fully functioning system.

The Commission concludes that it is appropriate to waive the limit on reimbursements to 75% of actually incurred costs, which is contained in Commission Rule R6-92(b), and to authorize the reimbursement of Eastern at 100% of its actually incurred costs up to the negative NPV approved for Phase One. Construction activity should be carefully monitored to ensure that construction occurs in such a way that partial completion would still result in a fully functioning system.

Bond Award

The decisions set forth above will have to be incorporated into a new NPV study in order to determine the negative NPV for Phase One of the project, and thus the amount of gas bond funds to be awarded. The Commission requests that Eastern and the Public Staff make a new calculation, assuming that the bond proceeds will not be considered taxable income, and file the results thereof within five days.

Taxability of the Bond Proceeds

Eastern is seeking a private letter ruling from the IRS on whether the bond proceeds would be considered taxable income. If the proceeds are considered taxable income, the amount of bond funds required for the project would increase significantly.

Eastern shall keep the Commission informed as to its progress in securing a private letter ruling and Eastern shall file the IRS ruling with the Commission as soon as the ruling is received. The Commission will issue a further order in this proceeding setting forth the final negative NPV and final gas bond award amount after Eastern has filed the ruling.

EVIDENCE AND CONCLUSIONS FOR FINDINGS OF FACT 26 AND 27

The evidence supporting these findings of fact is contained in the application and amended application and in the testimony of the Eastern Panel and Public Staff Panel. These findings of fact are uncontroverted.

EVIDENCE AND CONCLUSIONS FOR FINDING OF FACT 28

The evidence supporting this finding of fact is contained in the application and amended application and in the testimony of the Eastern Panel and Public Staff Panel.

The Public Staff recommended that the Economic Variances Regulated Assets Procedures (Rider C) proposed by Eastern not be implemented. Instead, the Public Staff recommended that Eastern be authorized to defer the total amount of operations and maintenance (O&M) expenses incurred during the first six years of operations or until the first rate case order, whichever occurs first, and that the total amount of deferred O&M expenses for Phase One of the project be capped at $6.0 million. The Public Staff Panel testified that interest should be accrued using the Public Staff's recommended discount rate.

Eastern agreed with the Public Staff recommendation, except it believed the cap on deferred O&M expenses should be increased from $6 million to $8 million and that the deferral period be extended from six years to eight years. The Public Staff, in its proposed order, recommended that the Commission increase the number of years to eight, but keep the cap at $6 million.

The Commission concludes that Eastern should be authorized to defer the total amount of O&M expenses incurred during the first eight years of operations or until the first rate case order, whichever occurs first. The Commission has evaluated the difference between Eastern and the Public Staff regarding the appropriate cap for deferred O&M expense and has determined that the difference is a direct result of the parties' respective returns on equity. Based on earlier conclusions regarding the discount rate, it is appropriate for deferred O&M expenses to be capped at $8 million, and that the appropriate rate at which to accrue interest on the account is 8.69%.

EVIDENCE AND CONCLUSIONS FOR FINDING OF FACT 29

The evidence supporting this finding of fact is contained in the testimony of the Eastern Panel and the Public Staff Panel and is uncontroverted.

EVIDENCE AND CONCLUSIONS FOR FINDING OF FACT 30

The evidence supporting this finding of fact is contained in the testimony of the Eastern Panel and the Public Staff Panel.

The testimony filed by Eastern indicated that it would construct the project in five phases, beginning with the six counties in Phase One. Eastern's original testimony asked for bond funds for Phase One, stated that additional requests would be filed for subsequent phases, and asked the Commission to place these additional requests ahead of all other requests. Later, Eastern filed a Clarification Statement asking the Commission to "earmark" money for the entire project, not just Phase One, for Eastern's exclusive use. At the hearing, the Commission was urged to "maintain the regional approach to this entire project." In its proposed order, Eastern stated that it should only have to provide cost estimates prior to construction of subsequent phases and then submit disbursement requests and "disbursement shall be made and no further proceedings held."

The Public Staff stated that, under Commission Rules, Eastern must file requests for subsequent phases of the project, to be noticed and heard just like this one. The Public Staff did not perform a detailed investigation or provide testimony regarding the negative NPV of any phases beyond Phase One. Nonetheless, based on its limited investigation of the subsequent phases, the Public Staff expressed concerns about the proposed system design. The Public Staff Panel testified that the system proposed by Eastern is very expensive and may require more gas bond funds than will be available. The Public Staff Panel encouraged the Commission to make the best use of the available gas bond funds and proposed that the Commission require Eastern, with the participation of NCNG, to perform a detailed study of alternative routes and designs for providing natural gas service to the eight counties not contained in Phase One. Such a study should consider the feasibility of extending Eastern's system off the NCNG system at various take-off points, rather than building a new transmission line connecting all phases of Eastern's system. Eastern took the position that it had already done such a study, pointing to Exhibit 4 of its rebuttal testimony. The Public Staff testified that Exhibit 4 represents a good start, but that more should be required.

As previously discussed, it is beyond the scope of this proceeding to consider the route, design and NPV of the proposed project subsequent to Phase One. Still, it is appropriate to give some indication of how Eastern might proceed as to the rest of its proposed project. Both G.S. 62-159(b) and Commission Rule R6-9(c) require the Commission to consider requests for bond funds on a project-specific basis. Eastern has described its proposed project in terms of five phases. Pursuant to the Commission's order of December 6, 1999, only Phase One was scheduled for hearing and bond funds have been approved for only Phase One. A new request or requests for approval to use bond funds for the subsequent phases must be filed and scheduled for hearing just as Phase One was heard. If Eastern chooses to file a single request covering all subsequent phases, the Commission is willing to consider all subsequent phases at once. The Commission will evaluate such request(s) in accordance with its proper view of the evidence submitted by all parties and the applicable law. However, the Commission concludes that before any further request(s) for bond funds is filed, Eastern should thoroughly analyze alternative routes and designs with the goal of reducing costs, as recommended by the Public Staff.

Although it is still early in the Commission's administration of the bond funds, it is already clear that there will be more requests for funds than funds available. It is also clear that one goal of the bond fund legislation is to maximize the infrastructure that can be built and the customers served with the funds available. G.S. 62-159 provides for the Commission to consider "the scope of a proposed project, including the number of unserved counties and the number of anticipated customers that would be served, the total cost of the project, the extent to which the project is considered feasible, and other relevant factors affected the public interest" in deciding how bond funds will be used. The Commission is heeding the charge that it distribute the available bond funds in the public interest. The Commission must ensure that bond funds are used wisely and that as many unserved counties and customers as possible benefit.

The Commission applauds the savings realized with respect to the revised route and design for Phase One. The Public Staff suggested alternatives, to which Eastern agreed, that saved approximately $4 million in bond funds. This represents millions of dollars that can now be used for remaining unserved areas. The Commission applauds Eastern and the Public Staff for these savings and urges a similar collaborative effort with respect to the route and design of subsequent phases. To that end, the Commission will require Eastern to undertake a study of alternative routes and designs for the subsequent phases. We urge Eastern to seek the Public Staff's input during this study and to provide the results of the study to the Public Staff. This study shall address, as well as other matters, the possibility of extending Eastern's system off the NCNG system at various take-off points and shall evaluate whether attaching to the NCNG system and paying NCNG for the necessary system strengthening and upgrading can provide an adequate level of service to Eastern at less cost. We hope that, working together, Eastern and the Public Staff can agree on the most efficient route and design. If they cannot, the alternative design proposals for the subsequent phases will be addressed by the Commission when the next request(s) for funding is heard.

We urge Eastern and the Public Staff to take the time necessary for a thorough study, but to complete this study as expeditiously as possible. Once the study is completed and request(s) for funding filed, the Commission will do its part to expedite matters by its willingness to consider the remaining phases as one project.

IT IS, THEREFORE, ORDERED as follows:

1. That a certificate of public convenience and necessity to provide natural gas service in Currituck, Camden, Pasquotank, Gates, Perquimans, Chowan, Washington, Tyrrell, Dare, Hyde, Pamlico, Jones, Carteret and Pender Counties, attached hereto as Appendix A, is hereby granted to Eastern;

2. That Phase One of Eastern's proposed project is hereby approved for funding from the proceeds of gas bond funds in accordance with the decisions made hereinabove;

3. That Eastern and the Public Staff shall make a calculation of the negative NPV for Phase One of the project consistent with this order, assuming that the gas bond funds are found not to be taxable, and shall file the results thereof within five days and that the Commission will issue a further order setting forth the amount of gas bond funds to be awarded for Phase One (subject only to paragraph 4 below), which will then be authorized for disbursement upon Eastern's submittal of reimbursement requests and compliance with Commission Rule R6-92, except as specifically waived herein;

4. That Eastern shall keep the Commission informed as to its progress in securing a private letter ruling from the IRS and shall file the ruling with the Commission as soon as the ruling is received and the Commission will issue a further order at that time;

5. That Eastern shall undertake a new study of alternatives for providing natural gas service

to the eight counties in the subsequent phases of its proposed project and shall file request(s) for authority to use additional bond funds for those subsequent phases, to be scheduled and heard by the Commission;

6. That CP&L shall form a separate company no later than December 31, 2000, to hold its membership in Eastern and this company's operations shall be segregated from CP&L's electric utility business and that CP&L, Eastern, and the separate CP&L company formed to hold its membership in Eastern shall ensure that adequate cost allocation and record keeping procedures are implemented;

7. That Eastern's rates and tariffs, as modified herein, are approved and Eastern shall file tariffs with the Commission in compliance with this Order;

8. That it is appropriate to waive the provision in Commission Rule R6-92(b) limiting reimbursements to 75% of actually incurred costs and to allow Eastern to be reimbursed for 100% of its actually incurred costs up to the negative NPV approved for Phase One and that Eastern shall file reports and a final accounting with respect to Phase One as required by Commission Rules R6-92 and R6-93, except as specifically waived herein, and sufficient information so that the Commission can monitor construction activity;

9. That Eastern is authorized to defer a maximum of $8 million of O&M expenses that it incurs during the first eight years after it begins providing gas service; and

10. That Eastern shall file periodic reports on its discussions with VNG and if Eastern is successful in entering into a gas supply agreement with VNG, Eastern shall remit 75% of the margins above its incremental costs (including a reasonable return on investment) on such transactions to the State's gas bond fund for use on future gas expansion projects.

ISSUED BY ORDER OF THE COMMISSION.

This the 15th day of June , 2000.

NORTH CAROLINA UTILITIES COMMISSION
Geneva S. Thigpen, Chief Clerk

rg061500.01

Commissioner Owens did not participate in this decision.

APPENDIX A

STATE OF NORTH CAROLINA
UTILITIES COMMISSION
RALEIGH

DOCKET NO. G-44, SUB 0

BEFORE THE NORTH CAROLINA UTILITIES COMMISSION

EASTERN NORTH CAROLINA NATURAL GAS COMPANY

is granted this

CERTIFICATE OF PUBLIC CONVENIENCE AND NECESSITY

to provide natural gas utility service

in

Currituck, Camden, Pasquotank, Gates, Perquimans, Chowan, Washington, Tyrrell, Dare, Hyde, Pamlico, Jones, Carteret and Pender Counties, North Carolina

subject to any orders, rules, regulations,
and conditions now or hereafter lawfully made
by the North Carolina Utilities Commission.

ISSUED BY ORDER OF THE COMMISSION.

This the 15th day of June 2000.

NORTH CAROLINA UTILITIES COMMISSION
Geneva S. Thigpen, Chief Clerk

Exhibit D-5

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER FORMAT PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

STATE OF NORTH CAROLINA
UTILITIES COMMISSION
RALEIGH

DOCKET NO. G-44, SUB 0

BEFORE THE NORTH CAROLINA UTILITIES COMMISSION

In the Matter of Application of Eastern North Carolina Natural Gas Company for a Certificate of Public Convenience and Necessity to Operate as a Local Distribution Natural Gas Company in the 14 Unserved Counties in Eastern North Carolina, the Exclusive Franchises to Provide Natural Gas Service to these Counties, and Natural Gas Bond Funds to Pay for the Uneconomic Portion of the Project	)	ORDER APPROVING USE OF NATURAL GAS BOND FUNDS

HEARD: Monday, April 30, 2001, at 2:00 p.m., in the Commission Hearing Room 2115, Dobbs Building, 430 North Salisbury Street, Raleigh, North Carolina

BEFORE: Chair Jo Anne Sanford, presiding, and Commissioners Ralph A. Hunt, Judy Hunt, Richard Conder, Sam J. Ervin, IV, and Lorinzo Joyner

APPEARANCES:

For Albemarle Pamlico Economic Development Corporation:

Thomas P. Nash, IV, Trimpi, Nash & Harmon, 200 N. Water Street, Elizabeth City, North Carolina 27909

For Eastern North Carolina Natural Gas Company:

Len S. Anthony, Manager - Regulatory Affairs, Progress Energy Services, Inc., Post Office Box 1551, Raleigh, North Carolina 27602-1551

For North Carolina Electric Membership Corporation:

> Thomas K. Austin, Associate General Counsel, 3400 Summer Boulevard, Raleigh, North Carolina 27616

For the Using and Consuming Public:

> Gisele L. Rankin, Staff Attorney, Public Staff-North Carolina Utilities Commission, 4326 Mail Service Center, Raleigh, North Carolina 27699-4326

BY THE COMMISSION: On August 10, 1999, Carolina Power & Light Company (CP&L) and the Albemarle Pamlico Economic Development Corporation (APEC) filed a letter of intent to seek natural gas bond funds to extend natural gas service to 14 counties in eastern North Carolina. The Commission issued an order scheduling proceedings on the letter of intent.

On October 26, 1999, CP&L and APEC filed an application requesting (1) a certificate of public convenience and necessity to own and/or operate natural gas facilities as a public utility in the counties of Currituck, Camden, Pasquotank, Gates, Perquimans, Chowan, Washington, Tyrrell, Dare, Hyde, Pamlico, Jones, Carteret and Pender; (2) the exclusive franchises to provide natural gas service in these counties; and (3) sufficient natural gas bond funds to pay for the uneconomic portion of a proposed project to serve these 14 counties.

On December 6, 1999, the Commission issued an order scheduling the application for hearing on April 12, 2000, and requiring CP&L and APEC to provide public notice. Both the order and the notice provided that the April 12, 2000 hearing would only consider bond funds for the first phase of the proposed project, which would serve Currituck, Camden, Pasquotank, Gates, Perquimans, and Chowan counties (referred to as Phase I).

A motion to amend was filed on March 21, 2000, seeking to substitute a limited liability company (LLC) as the applicant for both the certificate and the gas bond funds. The motion indicated that the LLC, composed of APEC and CP&L as the only members, would be the sole owner of the certificate of public convenience and necessity and the sole applicant for gas bond funds. The LLC was subsequently identified as Eastern North Carolina Natural Gas Company, LLC (Eastern). The motion to amend was allowed at the hearing.

The case was heard as scheduled on April 12, 2000. By order issued on June 15, 2000, the Commission granted Eastern a certificate of public convenience and necessity to provide natural gas service in the 14 counties listed above and required Eastern and the Public Staff to calculate the negative net present value (NPV) for Phase I consistent with the decisions set forth in the order and to file the results of the calculation with the Commission. Regarding the remaining phases of the project, the Commission required Eastern to consult with the Public Staff and study alternative routes and designs for the system to serve the counties of Washington, Tyrrell, Dare, Hyde, Pamlico, Jones, Carteret and Pender and to submit an amended application for bond funds to support construction of the remaining phases.

On June 22, 2000, Eastern and the Public Staff filed a revised NPV calculation for Phase I of the project as required by the Commission's June 15, 2000 order. The negative NPV and the amount of bond funds requested was revised to $38,734,036. By order issued on July 12, 2000, the Commission approved funding from gas bond funds for Phase I of the project in the amount of $38,734,036.

On March 20, 2001, Eastern filed its amended application (which was clarified by letter of March 23, 2001) for Phases II through VII to serve Washington, Tyrrell, Dare, Hyde, Pamlico, Jones, Carteret and Pender Counties. The amended application requested that the Commission (1) approve the proposed route design for Phases II through VII of the project; (2) award Eastern a total of $149,582,346 (not including the previous award for Phase I) in gas bond funds and any additional gas bond funds that may become available; (3) approve a reciprocal gas transportation agreement between Eastern and North Carolina Natural Gas Corporation (NCNG); and (4) withdraw its requirement that CP&L form a separate company to hold its ownership interest in Eastern. Eastern also filed the joint testimony of Terrence Davis, Senior Vice President of Operations of NCNG and a member of Eastern's Board of Directors, and Robert P. Evans, Principal Business Analyst - Regulatory Services within the Accounting Department of Progress Energy Service Company. By Order issued on March 27, 2001, the Commission set the amended application for hearing on April 30, 2001, and provided for the prefiling of intervenor testimony and rebuttal testimony.

On April 18, 2001, and April 24, 2001, respectively, Frontier Energy, LLC (Frontier), and the North Carolina Propane Gas Association, Inc. (NCPGA), filed petitions to intervene. Eastern opposed the interventions, and the Commission denied both petitions to intervene by order issued on April 27, 2001.

On April 24, 2001, the Public Staff filed the direct testimony of Public Staff witnesses Eugene H. Curtis, Jr., Thomas W. Farmer, Jr., and James G. Hoard. Eastern filed the rebuttal testimony of John Hughes and Terrence Davis on April 26, 2001.

This matter was heard as scheduled on April 30, 2001. The Commission received the public witness testimony of Ed Congleton representing NCPGA. The Commission also received into evidence all of the prefiled direct testimony and rebuttal testimony of both Eastern and the Public Staff and all accompanying exhibits without objection. Following the hearing, by letters of May 14 and 18, 2001, Eastern filed a Services Agreement entered into between Eastern and APEC and asked the Commission to approve it. Eastern filed a proposed order on May 17, 2001, and the Public Staff filed a letter on May 21, 2001, commenting on the proposed order.

Based on the amended application, the testimony and exhibits received into evidence at the hearing, and the record as a whole, the Commission makes the following:

FINDINGS OF FACT

1. Eastern is now a corporation organized and existing pursuant to the laws of North Carolina. Eastern's shareholders are Progress Energy, Inc. (Progress), and APEC with each shareholder owning fifty percent (50%) of Eastern's common stock.

2. The eight counties that are the subject of Phases II through VII do not have natural gas service, and they are "unserved areas" as that term is used in G.S. 62-2(9), G.S. 62-159, and Commission Rule R6-90.

3. Only economically infeasible projects can be approved for use of gas bond funds pursuant to G.S. 62-159, and an economically infeasible project is defined as one with a negative NPV. Phases II through VII are economically infeasible in that additional funds are required for an NPV of zero.

4. The route and design of the natural gas system proposed by Eastern in its amended application for Phases II through VII of the project are appropriate.

5. The total cost of Phases II through VII is $198,878,462, and the uneconomic portion of Phases II through VII of the project is $188,439,344. There is $149,582,346 of gas bond funds available to fund Phases II through VII of this project. Given that the negative NPV of Phases II through VII is $188,439,344, the Commission approves the award all of the remaining gas bond funds in the amount of $149,582,346 to Eastern. The Commission also authorizes Eastern to apply any gas bond funds not used in constructing Phase I to Phases II through VII.

6. It is appropriate for Eastern to construct the project in the order in which the phases are now numbered and for Eastern to be permitted flexibility to move unused funds from earlier phases to later phases, if savings are achieved. Progress is required to provide its contribution on a phase-by-phase basis, with $7,676,074 being contributed by it during the construction of the initial transmission and distribution systems included in Phase I, $178,836 contributed during the initial construction in Phase III, and $4,181,175 during Phase VII.

7. The reorganization of Eastern into a corporation with Progress, rather than CP&L, owning those shares of common stock not owned by APEC achieves many of the goals that the creation by CP&L of a separate company to hold CP&L's interest in Eastern would have accomplished. The Commission withdraws the requirement set forth in the June 15, 2000 order that CP&L form a separate company to hold its ownership interest in Eastern.

8. The Commission approves the rates and services to be provided pursuant to the Gas Supply and Transmission Service Contract entered into between NCNG and Eastern and filed with the Commission on April 30, 2001.

9. Due to the increase in the scope of the total project beyond that approved by

the Commission for Phase I in the June 15, 2000 order, operation and maintenance expense deferrals in the amount of $15 million are approved and the deferral period is eight years.

10. It is appropriate to waive the 75% limit on reimbursements in Commission Rule R6-92(b) and to reimburse Eastern 100% of its actually incurred costs up to the negative NPV approved for Phase One. Construction activity should be carefully monitored to ensure that construction occurs in such a way that partial completion would still result in a fully functioning system.

11. The fact that Frontier has notified the Commission that it may request an additional $2,020,000 of gas bond funds to support its Ashe County project sometime in the year 2002 does not justify the Commission's holding back funds from the amount of gas bond funds to be awarded to Eastern in this proceeding.

12. Eastern should not award contracts or order pipe for the construction of Phases II through VII of the project until a favorable private letter ruling is received from the Internal Revenue Service (IRS), unless authorized to do so pursuant to Commission order. If the ruling is unfavorable, Eastern shall file a modified project based upon the reduced amount of bond funds that would then be available for construction.

13. Beginning July 1, 2001, Eastern shall file quarterly project reports regarding the construction of all phases of the project patterned after and containing the same type of information that NCNG included in the quarterly reports it filed for its Duplin/Onslow project. In addition, Eastern shall file an updated projected timetable in detail for the first six months from the end of the preceding quarter and more generally for the remainder of the project and an updated projected timetable for reimbursement requests in detail for the first six months from the end of the preceding quarter and more generally for the remainder of the project.

14. The Services Agreement entered into between Eastern and APEC is accepted for filing and compensation may be paid pursuant thereto.

15. The Construction, Operation and Maintenance Agreement entered into between Eastern and CP&L for the construction, operation and maintenance of the natural gas system to serve the 14 counties in Eastern's project is accepted for filing and compensation may be paid pursuant thereto. To the extent CP&L uses affiliates to perform any of the obligations under this agreement, agreements between CP&L and the appropriate affiliates shall be filed in advance and approval to pay compensation shall be obtained as required by G.S. 62-153. If any existing contract with an affiliate of Eastern or CP&L, previously filed with the Commission, is amended, Eastern shall file such amended contract within 30 days of such amendment.

16. Eastern, CP&L, NCNG, and all other affiliates that will be involved in the construction, operation, maintenance, and/or other activities of Eastern shall meet with the Public Staff to discuss the assignment of duties and responsibilities between and among

entities within the Progress Energy corporate structure related to Eastern and the proper allocation and tracking of all related costs in detail. These discussions shall include the appropriate filing requirements for the expeditious processing of reimbursement requests and a methodology for dealing efficiently with any issues in controversy. Eastern and the Public Staff shall file a report on these discussions and their proposed requirements and procedures, for Commission approval, within 60 days from the date of the present order. Any request for reimbursement filed before a Commission order approving such requirements and procedures may be paid, if the Commission finds such action appropriate, subject to an adjustment to future reimbursements for amounts ultimately determined by the Commission not properly reimbursed.

17. Eastern shall keep the Commission informed as to its progress in securing a private letter ruling from the IRS and shall file the ruling with the Commission upon receipt. A further order setting forth the final negative NPV and final gas bond award amount will be necessary after Eastern has filed the ruling.

EVIDENCE AND CONCLUSIONS FOR FINDING OF FACT NO. 1

The evidence supporting this finding of fact is contained in the amended application and the testimony of Eastern witnesses Davis and Evans and is uncontroverted.

Eastern witnesses Davis and Evans explained that CP&L and APEC had dissolved Eastern as a limited liability company and reorganized it as a corporation with Progress owning 50% of Eastern's common stock and APEC owning the other 50% of the common stock.

EVIDENCE AND CONCLUSIONS FOR FINDINGS OF FACT NOS. 2 AND 3

The evidence supporting these findings of fact is contained in the original application and the testimony filed by Eastern witnesses for the original hearing in this docket.

The eight counties in Phases II through VII do not have any natural gas service and no party denied that they qualify as "unserved areas" within the meaning of G.S. 62-2(9), G.S. 62-159 and Commission Rule R6-90. Under the terms of G.S. 62-159, only economically infeasible projects can be approved for use of gas bond funds. An economically infeasible project is defined as one with a negative NPV. It is uncontested in this proceeding that Phases II through VII are economically infeasible in that additional funds are required for an NPV of zero.

EVIDENCE AND CONCLUSIONS FOR FINDING OF FACT NO. 4

The evidence supporting this finding of fact is contained in the amended application, the testimony of Eastern witnesses Evans and Davis, and the testimony of Public Staff witnesses Hoard, Curtis and Farmer.

Eastern witnesses Davis and Evans testified that the proposed route and system design, as set forth in the amended application, was determined by Eastern to be the most robust, productive and appropriate for Phases II through VII and that the route is very similar to the route originally proposed by Eastern in this proceeding. It involves the construction of a backbone twelve-inch natural gas pipeline beginning in the town of Ahoskie proceeding in a southerly direction down Highway 13 to Highway 17 and proceeding south down to Wilmington. Lateral lines extending in an eastward direction along highway rights-of-way branch off of the backbone system to the eight unserved counties. Eastern explained that this system is the most appropriate and robust for a number of reasons. First, this route provides Eastern a direct connection to an interstate pipeline, i.e., Transcontinental Gas Pipe Line Corporation's lateral line that terminates in Ahoskie. Therefore, Eastern is not dependent upon any other entity for the delivery of gas to its system. Secondly, this twelve-inch backbone system provides Eastern the ability to serve potentially new large industrial customers without the need to significantly expand the delivery capability of its supplier or the need to significantly expand its own system. These two factors are particularly important given that the overall goal of the establishment of the gas bond funds is to encourage economic development. It is believed that new business and industrial customers are more likely to locate on a system that is robust and capable of serving their needs without significant upgrades. Thirdly, a route design that breaks the Eastern system into pieces with each piece dependent upon a separate NCNG pipeline (which is what all of the alternative route studies do to varying degrees) complicates the operation of the system as well as the procurement of supplies. Fourthly, the witnesses explained that the backbone system extending from Ahoskie down to Wilmington will interconnect with the four NCNG pipelines that terminate in Eastern North Carolina, thereby allowing these lines to be supplied natural gas by Eastern's backbone system as well as providing Eastern with an alternative supply of gas for its system. This benefits both Eastern and NCNG and strengthens the natural gas delivery system for all of eastern North Carolina. Finally, witnesses Davis and Evans explained that economic analyses demonstrated that it is not cost-effective to enhance NCNG's system to supply gas to Eastern's system.

The witnesses emphasized that the proposed route follows established highway rights-of-way that extend from practically the Virginia border almost to the South Carolina border. It is believed that this area, as well as the routes followed by the lateral distribution pipes, represent areas where economic development is most likely to occur. The witnesses explained that creating "islands" of various portions of the Eastern system, which would result if the backbone route is not constructed, undermines this economic development opportunity.

No other party presented any evidence on this matter and Eastern's position was uncontroverted. Therefore, the Commission finds that the proposed route as set forth in the amended application creates the most value for the gas bond funds invested and is the most appropriate route to be constructed to serve not only the 14 unserved counties but also eastern North Carolina.

EVIDENCE AND CONCLUSIONS FOR FINDING OF FACT NO. 5

The evidence supporting this finding of fact is found in the amended application, the testimony of Eastern witnesses Davis and Evans, and the testimony of Public Staff witnesses Hoard, Curtis and Farmer.

These witnesses testified that the amended application contained a calculation of the negative NPV for the proposed route for Phases II through VII consistent with the Commission's June 15, 2000 order, assuming that the gas bond funds are found not to be taxable. These calculations demonstrated that the total cost for Phases II through VII is $198,878,462 and that the negative NPV is $188,439,344. Of the $200 million of gas bond funds authorized by the General Assembly, the Commission has previously awarded $50,417,653. This amount includes the $38,734,036 awarded by the Commission to Eastern to construct Phase I of the project. Thus, the total amount of gas bond funds available at this time for Phases II through VII is $149,582,346.

Given that Eastern has demonstrated that the negative NPV of Phases II through VII is $188,439,344 and that no other party has challenged or in any way disputed this amount, the Commission finds that it should award Eastern all of the remaining gas bond funds, in the amount of $149,582,346 to construct Phases II through VII of this project. The Commission also authorizes Eastern to apply any gas bond funds not used in constructing Phase I to Phases II through VII.

Eastern has also requested that the Commission award to Eastern any additional bond funds that may become available up to the total negative NPV of Phases II through VII ($188,439,344), including gas bond funds awarded to other gas expansion projects if such projects ultimately do not need all of the bond funds awarded to them. The Commission concludes that it would be inappropriate to award Eastern any claim to funds that the Commission does not now have available to award, and that it would likewise be inappropriate to award Eastern any claim to funds that the Commission has already awarded to other companies. If any additional funding for natural gas expansion becomes available in the future from any source, Eastern -- like any other qualified applicant -- may file an application for such funds at that time.

EVIDENCE AND CONCLUSIONS FOR FINDING OF FACT NO. 6

The evidence supporting this finding of fact is found in the amended application, the testimony of Eastern witnesses Davis and Evans, and the testimony of Public Staff witnesses Hoard, Curtis and Farmer.

It is appropriate for Eastern to construct the project in the order in which the phases are now numbered and for Eastern to be permitted flexibility to move unused funds from earlier phases to later phases, if savings are achieved. Progress is required to provide its contribution on a phase-by-phase basis, with $7,676,074 being contributed by it during the construction of the initial transmission and distribution systems included in Phase I, $178,836 contributed during the initial construction in Phase III, and $4,181,175 during

Phase VII.

EVIDENCE AND CONCLUSIONS FOR FINDING OF FACT NO. 7

The evidence supporting this finding of fact is contained in the amended application and the testimony of Eastern witnesses Davis and Evans.

The Commission's June 15, 2000 order required CP&L to form a separate company no later than December 31, 2000, to hold its interest in Eastern. At the time of the Commission's June 15, 2000 order, Eastern was a limited liability company with APEC and CP&L as its only members. Eastern witnesses Davis and Evans explained that in order to create an organization that is most likely to receive a favorable private letter ruling from the IRS with regard to the taxability of bond funds, CP&L and APEC dissolved Eastern as a limited liability company and reorganized it as a corporation. As a result of this reorganization, Progress, the holding company that owns CP&L and NCNG, is now the owner of 50% of the common stock of Eastern and APEC is the owner of the other 50% of Eastern's common stock. This new ownership structure achieves many of the goals that the creation by CP&L of a separate company to hold CP&L's interest in Eastern would have accomplished. The Commission withdraws its requirement that a separate company be formed to hold CP&L's (now Progress') ownership interest in Eastern.

EVIDENCE AND CONCLUSIONS FOR FINDING OF FACT NO. 8

The evidence supporting this finding of fact is contained in the amended application and the testimony of Eastern witnesses Davis and Evans.

The Eastern witnesses explained that in order to minimize the construction cost of the project, NCNG and Eastern have agreed to a reciprocal transportation rate that each will charge the other for transporting gas on their respective systems for the benefit of the other when the transporting party does not incur any capital costs in order to transport the gas in question. This proposed transportation rate contract was Exhibit 2l to the amended application.

The Public Staff's only concerns regarding this proposed agreement related to the fact that the contract had not yet been executed by NCNG and Eastern and that Eastern was asking the Commission to approve the actual contract, rather than simply the rates and services to be provided pursuant to the contract. On April 30, 2001, Eastern filed an amended contract that had been executed and, through the rebuttal testimony of Eastern witnesses Hughes and Davis, explained that Eastern was simply asking the Commission to approve the rates and services set forth in the contract.

No other party presented any evidence on this matter or challenged the rates or services to be provided pursuant to this contract. Therefore, the Commission approves the rates and services to be provided by NCNG and Eastern to each other as reflected in the amended contract filed on April 30, 2001.

EVIDENCE AND CONCLUSIONS FOR FINDING OF FACT NO. 9

The evidence supporting this finding of fact is contained in the testimony of Eastern witnesses Davis and Evans.

The Eastern witnesses explained that due to the increase in the scope of the project beyond that approved by the Commission for Phase I, it will be necessary to approve additional operation and maintenance expense deferrals. In the Commission's June 15, 2000 order, the Commission approved a maximum operation and maintenance expense deferral of $8 million for Phase I for a period of eight years. In order to provide for the additional phases, the Commission finds that Eastern's request to increase the operation and maintenance expense deferral to $15 million for a period of eight years is reasonable. No party objected to this proposal.

EVIDENCE AND CONCLUSIONS FOR FINDING OF FACT NO. 10

In the June 15, 2000 order approving bond funds for Phase I, the Commission found it appropriate to waive the 75% limit on reimbursements in Commission Rule R6-92(b) and to reimburse Eastern 100% of its actually incurred costs up to the negative NPV approved for Phase I. The Commission concludes that it is appropriate to make a similar waiver for Phases II through VII. Construction activity must be carefully monitored to ensure that construction occurs in such a way that partial completion would still result in a fully functioning system.

EVIDENCE AND CONCLUSIONS FOR FINDING OF FACT NO. 11

The evidence supporting this finding of fact is found in the testimony of Public Staff witnesses Hoard, Curtis and Farmer and the rebuttal testimony of Eastern witnesses Davis and Hughes.

In Docket No. G-40, Subs 1 and 3, Frontier notified the Commission on April 17, 2001, that it intends to request an additional $2,020,000 in gas bond funds to support its Ashe County project sometime in the year 2002 due to unanticipated costs. The Commission took judicial notice of this in the April 27, 2001 order denying Frontier's petition to intervene. The Public Staff testified that the Commission must decide whether to reserve $2,020,000 of gas bond funds for the potential future use of Frontier.

Eastern witnesses Hughes and Davis testified that Frontier's notification that it may request approximately $2 million of gas bond funds sometime in the future is not relevant to Eastern's request for the remaining gas bond funds in the amount of $149,582,346 and that this issue should not be addressed in this proceeding. The Eastern witnesses testified that Eastern has studied, analyzed, and documented the route design and cost of the natural gas system it intends to build to serve the unserved counties in eastern North Carolina and emphasized that no one has challenged the amount of gas bond funds Eastern needs in order to construct this system. Once Eastern has shown that it is entitled to the amount of gas bond funds requested, Eastern asserts that the inquiry should end.

Eastern claims that whether Frontier may seek an additional $2,020,000 sometime in 2002 to support its project is not relevant to a determination of the amount of gas bond funds to be awarded to Eastern.

The Commission concludes that Eastern's request stands on its own and is not to be weighed against a possible future request relating to another project for which the need for additional funds has not yet been proven. Eastern requested gas bond funds prior to Frontier's notice of intent and presented its case justifying an award of the entire $149,582,346 of gas bond funds remaining. It would be unfair to hold back approximately $2 million from this project and to reserve such money for the future possible use of another applicant. If any additional funding for natural gas expansion becomes available in the future from any source, Frontier -- like any other qualified applicant -- may file an application for such funds at that time.

EVIDENCE AND CONCLUSIONS FOR FINDING OF FACT NO. 12

The evidence supporting this finding of fact is found in the testimony of Public Staff witnesses Hoard, Curtis and Farmer and the rebuttal testimony of Eastern witnesses Davis and Hughes.

The Public Staff recommended that Eastern be prohibited from soliciting bids for the construction of Phases II through VII until a favorable private letter ruling is received from the IRS. Eastern witnesses Hughes and Davis testified that they believe such a prohibition is inappropriate. They explained that a private letter ruling should be received within six to nine months after the filing of the request. During this time, Eastern will not be working on the later phases of the project but needs to be actively working on Phase II.

The Commission believes that both parties' positions have merit and that the proper course of action is somewhere between the two. To that end, the Commission finds that Eastern should not award contracts or order pipe for the construction of Phases II through VII of the project until a favorable private letter ruling is received from the IRS, unless allowed to do so pursuant to Commission order. With these conditions, Eastern may proceed with its work on Phases II through VII. If the ruling is unfavorable, Eastern shall file a modified project based upon the reduced amount of bond funds that would then be available for construction.

EVIDENCE AND CONCLUSIONS FOR FINDING OF FACT NO. 13

The evidence supporting this finding of fact is contained in the testimony of Public Staff witnesses Hoard, Curtis and Farmer and the rebuttal testimony of Eastern witnesses Hughes and Davis.

In its testimony, the Public Staff recommended that the Commission require Eastern to file certain quarterly project reports. Eastern agreed that such reports would be beneficial to the Commission and recommended that these reports be patterned after the quarterly reports that have been utilized by NCNG with regard to its Duplin/Onslow expansion fund project. The Commission finds this request reasonable and appropriate and orders Eastern to begin filing such reports effective July 1, 2001.

EVIDENCE AND CONCLUSIONS FOR FINDINGS OF FACT NOS. 14 THROUGH 16

The evidence supporting these findings of fact is contained in the amended application, the testimony of Public Staff witnesses Hoard, Curtis and Farmer, the rebuttal testimony of Eastern witnesses Davis and Hughes, and the records of the Commission.

In its testimony, the Public Staff witnesses expressed concern that the Construction, Operation and Maintenance Agreement entered into between CP&L and Eastern may not accurately reflect the current responsibilities of the various Progress companies. The Public Staff witnesses recommended that Eastern obtain advance approval by the Commission to pay compensation to an affiliate and that Eastern be required to file updated contracts within 90 days of the Commission's order awarding bond funds in this proceeding and to file any subsequent changes within 30 days of those changes.

Eastern witnesses Davis and Hughes testified that CP&L is the only Progress company that has any contractual obligation to Eastern, other than Progress which is an Eastern shareholder. The Eastern witnesses testified that the contractual obligations owed by CP&L to Eastern are set forth in the Construction, Operation and Maintenance Agreement which is accurate and has not been, and does not need to be, changed or revised. They further testified that this contract was filed with the Commission for its review and approval on April 25, 2001. Eastern witnesses testified that to the extent CP&L intends to utilize any affiliated company to provide any of the services necessary for CP&L to perform its obligations under this contract, CP&L will enter into an agreement with such affiliate that will be filed with the Commission pursuant to G.S. 62-153.

On May 14 and 18, 2001, Eastern filed a Services Agreement entered into between Eastern and APEC. In its letter of May 21, 2001, the Public Staff recommended that this Services Agreement be accepted for filing and that compensation may be paid pursuant thereto.

The Commission concludes that the Services Agreement entered into between Eastern and APEC should be accepted for filing and that compensation may be paid pursuant thereto. The Commission further concludes that the Construction, Operation and Maintenance Agreement entered into between Eastern and CP&L for the construction, operation and maintenance of the natural gas system to serve the 14 counties in Eastern's project should be accepted for filing and that compensation may be paid pursuant thereto. To the extent CP&L uses affiliates to perform any of the obligations under this agreement, agreements between CP&L and the appropriate affiliates shall be filed in advance and approval obtained to pay compensation as required by G.S. 62-153. If any existing contract with an affiliate of Eastern or CP&L, previously filed with the Commission, is amended, Eastern shall file such amended contract within 30 days of such amendment.

In the June 15, 2000 order approving bond funds for Phase I, the Commission stressed that proper record keeping and cost allocation procedures are "of utmost importance in the context of this proceeding to ensure that Eastern's requests for bond fund disbursements reflect accurate allocations and costs. Lack of adequate record keeping and cost allocation procedures could delay and complicate the reimbursement process." The Commission continues to feel that proper cost allocation, tracking, and record keeping are essential. To that end, the Commission requires that Eastern, CP&L, NCNG, and all other affiliates that will be involved in the construction, operation, maintenance, and/or other activities of Eastern shall meet with the Public Staff to discuss the assignment of duties and responsibilities between and among entities within the Progress Energy corporate structure related to Eastern and the proper allocation and tracking of all related costs in detail. These discussions shall include the appropriate filing requirements for the expeditious processing of reimbursement requests and a methodology for dealing efficiently with any issues in controversy. Eastern and the Public Staff shall file a report on these discussions and their proposed requirements and procedures, for Commission approval, within 60 days from the date of the present order. Any request for reimbursement filed before a Commission order approving such requirements and procedures may be paid, if the Commission finds such action appropriate, subject to an adjustment to future reimbursements for amounts ultimately determined by the Commission not properly reimbursed.

EVIDENCE AND CONCLUSIONS FOR FINDING OF FACT NO. 17

The evidence supporting this finding of fact is contained in the testimony of Public Staff witnesses Hoard, Curtis and Farmer.

Eastern is seeking a private letter ruling from the IRS on whether the gas bond funds would be considered taxable income. Eastern shall keep the Commission informed as to its progress in securing this private letter ruling and Eastern shall file the ruling with the Commission as soon as the ruling is received. The Commission will issue a further order in this proceeding setting forth the final negative NPV and final gas bond award amount after Eastern has filed the ruling.

IT IS, THEREFORE, ORDERED as follows:

1. That the proposed route and design for the natural gas system Eastern proposes to construct for Phases II through VII of its project, as shown in the amended application, is approved and funding from gas bond funds in the amount of $149,582,346 to support such construction is approved;

2. That Eastern is authorized to apply any gas bond funds not used in constructing Phase I to Phases II through VII of the project;

3. That Eastern shall construct the project in the order in which the phases are now numbered and that Progress shall provide its contribution on a phase-by-phase basis, with $7,676,074 being contributed by it during the construction of the initial transmission and distribution systems included in Phase I, $178,836 contributed during the initial

construction in Phase III, and $4,181,175 during Phase VII;

4. That the Commission withdraws its earlier requirement that CP&L form a separate company to hold its ownership interest in Eastern;

5. That Eastern is authorized to defer a maximum of $15 million of operation and maintenance expenses that it incurs during the first eight years after it begins providing natural gas service;

6. That it is appropriate to waive the 75% limit on reimbursements contained in Commission Rule R6-92(b) and to allow Eastern to be reimbursed for 100% of its actually incurred costs up to the amount of bond funds awarded;

7. That Eastern shall not award contracts or order pipe for the construction of Phases II through VII of the project until a favorable private letter ruling is received from the IRS, unless authorized to do so pursuant to Commission order, and that if the ruling is unfavorable, Eastern shall file a modified project based upon the reduced amount of bond funds that would then be available for construction;

8. That beginning July 1, 2001, Eastern shall file quarterly project reports regarding the construction of all phases of the project patterned after and containing the same type of information that NCNG included in the quarterly reports it filed for its Duplin/Onslow expansion fund project, and, in addition, that Eastern shall file an updated projected timetable in detail for the first six months from the end of the preceding quarter and more generally for the remainder of the project and an updated projected timetable for reimbursement requests in detail for the first six months from the end of the preceding quarter and more generally for the remainder of the project;

9. That the rates and services to be provided pursuant to the Gas Supply and Transmission Service Contract entered into between NCNG and Eastern which was filed with the Commission on April 30, 2001, are approved;

10. That the Services Agreement entered into between Eastern and APEC is accepted for filing and compensation may be paid pursuant thereto;

11. That the Construction, Operation and Maintenance Agreement entered into between Eastern and CP&L for the construction, operation and maintenance of the natural gas system to serve the 14 counties in Eastern's project is accepted for filing and compensation may be paid pursuant thereto; that to the extent CP&L uses affiliates to perform any of the obligations under this agreement, agreements between CP&L and the appropriate affiliates shall be filed in advance and approval to pay compensation shall be obtained as required by G.S. 62-153; and that if any existing contract with an affiliate of Eastern or CP&L, previously filed with the Commission, is amended, Eastern shall file such amended contract within 30 days of such amendment;

12. That Eastern, CP&L, NCNG, and all other affiliates that will be involved in

the construction, operation, maintenance, and/or other activities of Eastern shall meet with the Public Staff to discuss the assignment of duties and responsibilities between and among entities within the Progress Energy corporate structure related to Eastern and the proper allocation and tracking of all related costs in detail; that these discussions shall include the appropriate filing requirements for the expeditious processing of reimbursement requests and a methodology for dealing efficiently with any issues in controversy; that Eastern and the Public Staff shall file a report on these discussions and their proposed requirements and procedures, for Commission approval, within 60 days from the date of the present order; and that any request for reimbursement filed before a Commission order approving such requirements and procedures may be paid, if the Commission finds such action appropriate, subject to an adjustment to future reimbursements for amounts ultimately determined by the Commission not properly reimbursed; and

13. That Eastern shall file revised tariffs and service rules and regulations no later than 60 days before it anticipates first offering natural gas service to customers.

ISSUED BY ORDER OF THE COMMISSION.

This _7th_ day of _June_, 2001.

NORTH CAROLINA UTILITIES COMMISSION

Geneva S. Thigpen

Geneva S. Thigpen, Chief Clerk

sk060701.01

Commissioner Judy Hunt concurs in part and dissents in part.
Commissioner Robert V. Owens, Jr. did not participate in this decision.

DOCKET NO. G-44

COMMISSIONER JUDY HUNT, CONCURRING IN PART AND DISSENTING IN PART: While I fully support the development of natural gas service in eastern North Carolina, I respectfully dissent from that part of the Majority's decision which refuses to reserve $2 million from the award of bond funds to Eastern North Carolina Natural Gas Company (Eastern) in consideration of the notice of intent that was filed by Frontier Energy LLC (Frontier) and admitted in evidence in this docket. I simply cannot subscribe to the rationale set forth by the Majority in support of its decision on that one limited issue, but otherwise fully support the decision in this docket.

By Order entered in Docket No. G-40, Sub 3 on June 29, 2000, the Commission approved Frontier's proposed project to extend natural gas service to Ashe County and the Company's request for funding in the amount of $9.3 million from natural gas bond funds. Like the 14 counties to be served by Eastern in eastern North Carolina, Ashe County does not currently have natural gas service and is therefore an "unserved area" as that term is used in G.S. 62-2(9) and G.S. 62-159 and Commission Rule R6-90. Prior to Frontier's application, no party had ever proposed to provide natural gas service in Ashe County. The Commission has now been notified by Frontier that the negative net present value (NPV) for the Ashe County project has increased by approximately $2 million since the Commission initially awarded the Company $9.3 million for that project and that Frontier intends to request additional bond funds in that amount in 2002, once the Ashe County project has been completed. That being the case, I strongly believe that it is reasonable for the Commission to reserve $2 million of the remaining natural gas bond funds so that Frontier may simply have <u>an opportunity to apply</u> for additional bond funds in that amount. If Frontier can substantiate and carry the burden of proving such a request, then it should be awarded additional bond funds. If Frontier fails to carry that burden, those funds could then be awarded to Eastern. Timely completion of the Frontier project is extremely important to the residents of Ashe County and that project has in fact been given the Commission's wholehearted imprimatur. There can be no harm in acting in a judicious manner at this point in time in order to ensure, to the maximum extent possible, that the Ashe County project will be completed in the least-cost manner to the consumers it will serve. There is also precedent for granting additional funds to local gas distribution companies (LDCs) in cases where the LDCs have been able to document increases in the negative NPVs of projects funded from natural gas expansion funds. Fairness dictates allowing Frontier that same opportunity in the case of its Ashe County project. The Majority's statement that Frontier, like any other qualified applicant, may apply "[i]f any additional funding for natural gas expansion becomes available in the future from any source," is speculative and of no real consequence or immediate help to Frontier and its future customers in Ashe County.

For all of these reasons, I strongly believe that the most equitable course of action in this case would be for the Commission to approve natural gas bond funds to Eastern in the amount of $147.6 million and reserve a decision on the remaining $2 million of bond funds until Frontier has a reasonable opportunity to apply and make its case for entitlement to those funds. In my view, the Ashe County project is equally important, just as essential to citizens, and squarely entitled to fair consideration for funding through bond funds as the Eastern project covering 14 counties in Eastern North Carolina. I see no harm to anyone in deferring until early next year a ruling on entitlement to $2 million of bond funds in this case, particularly since that amount represents only one percent of the total bond funds available for distribution and since Eastern would still have received an allocation of more than 93 percent of the total available bond funds.

/s/ Judy Hunt
Commissioner Judy Hunt